SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: October 2004

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

Patrick Pichette to Lead Operations at Bell Canada

Montreal — (October 21, 2004) – Michael J. Sabia, Chief Executive Officer of Bell Canada today announced the appointment of Patrick Pichette as President, Operations, Bell Canada, effective November 1, 2004. Mr. Pichette, formerly Executive Vice President, Bell Canada, will have overall responsibility for the management of the most extensive communications network in Canada and its ongoing migration to a new national IP-based infrastructure. Mr. Pichette will replace David Southwell, who is retiring from Bell after a distinguished 35 year career.

“Dave has made a tremendous contribution to the success of our company and on behalf of all of us at Bell Canada, I’d like to thank him and wish him well,” said Mr. Sabia. “Patrick brings a wealth of experience and talent to the job. He has been instrumental in the planning of our IP-strategy and will now also be responsible for a major part of its execution and management.”

Since joining the company in 2001, Mr. Pichette has held senior executive positions within BCE and Bell Canada. He is a former Principal of McKinsey & Company and is a graduate of the Université du Québec à Montréal and Oxford University.

About Bell Canada

Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca .

For further information:
Nathalie Moreau
Bell Canada Media Relations
514 391-2007
1-877 391-2007
nathalie.moreau@bell.ca

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: October 21, 2004